Exhibit (4)(b)

FORM OF POLICY RIDER (GMDB)

Transamerica Life Insurance Company

GUARANTEED MINIMUM DEATH BENEFIT RIDER

If You elect this rider, 100% of Your Policy Value must be in one or more of the designated funds. You can generally transfer between the designated funds as permitted under Your policy; however, You cannot make transfers as provided for in the base policy to a non-designated fund.

The fee for this death benefit rider is [0.20%]. This fee has been included in the Mortality and Expense Risk Fee and Administrative Charge, shown in Section 2 - Policy Data, of the policy to which this rider is attached.

The Guaranteed Minimum Death Benefit provision in the Death Proceeds Section of the policy to which this rider is attached, is amended to include the addition of the following language:

The amount of this Guaranteed Minimum Death Benefit is equal to [100%] of the total premiums paid for this policy, less any Adjusted Withdrawals (as described below), as of the date of death.

A Withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the “Adjusted Withdrawal”. The Adjusted Withdrawal may be a different amount than the Withdrawal. If at the time of the Withdrawal, the Policy Value is greater than or equal to the Death Proceeds, the Adjusted Withdrawal will equal the Withdrawal. If at the time of the Withdrawal, the Policy Value is less than the Death Proceeds, the Adjusted Withdrawal will be greater than the Withdrawal.

The Adjusted Withdrawal is equal to the Withdrawal multiplied by the Death Proceeds immediately prior to the withdrawal divided by the Policy Value immediately prior to the Withdrawal. The formula is AW = W x (DP/PV) where:

AW        = Adjusted Withdrawal

W           = Withdrawal

DP          = Death Proceeds prior to the Withdrawal = greater of (PV or GMDB)

PV          = Policy Value prior to the Withdrawal

GMDB   = Guaranteed Minimum Death Benefit prior to the Withdrawal

The death benefit amount cannot be withdrawn as a lump sum.

The amount of the death benefit will be included in a report sent to You at least once each year until the Annuity Commencement Date as described in Section 3, Reports to Owner provision, in the policy.

This rider is effective on the Policy Date and can only be terminated when the policy to which this rider is attached terminates, including when the Policy Value becomes zero, or is annuitized. Once terminated the rider fee will also terminate. This rider is subject to all the terms and conditions of the policy not inconsistent herewith. In the event of any conflict between the provisions of this rider and provisions of the policy, the provisions of this rider shall prevail over the provisions of the policy.

Signed for us at our home office.

[Blake Bostwick]	[Jay Orlandi]
President	Secretary

ICC19 TRMD12IC-0819	1